Exhibit 99.3

51JOB, INC.

(Incorporated in the Cayman Islands as an exempted company with limited liability)

PROXY FORM AND WRITTEN CONSENT

In connection with the Extraordinary General Meeting of Members (the “Meeting”) of 51job, Inc. (the “Company”) to be held at 9:00 a.m., local time, on June 20, 2014, at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China, I/we, the undersigned Member acknowledges receipt of the Notice and Proxy Statement and, being the registered holder of common shares, each of par value US$0.0001, in the capital of the Company (the “Shares”), hereby appoint
(Name)	of
(Address)	(or failing
which, the person chairing the Meeting), to act as my/our proxy for the Meeting and at any adjournment or postponement thereof and to vote all of my/our Shares on my/our behalf as directed below.

Please indicate with an “X” in the spaces provided how you wish the proxy to vote on your behalf. If you leave both boxes blank (or mark both boxes with an “X”), the proxy shall have the right to determine how to cast your votes with respect to the resolutions. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

ORDINARY RESOLUTION:		FOR	AGAINST

1.	That the Board of Directors of the Company be granted all powers to repurchase up to an additional US$75 million of the Company’s shares under the share repurchase program approved by the shareholders of the Company on September 30, 2008.	☐	☐

SPECIAL RESOLUTION:	FOR	AGAINST

2.

That the articles of association of the Company currently in effect be and are hereby amended by deleting the existing Article 22(b) in its entirely and replacing therewith the following new Article 22(b):

“(b) Subject to the provisions of the Law, the Nasdaq Rules and the Memorandum, the Company may purchase its own Shares (including fractions of a Share), including any redeemable Shares, in such manner and on such other terms as the Board may agree with the relevant Member, and may make payment therefor in any manner authorised by the Law and the Nasdaq Rules, including out of capital.”

	☐	☐

Print Full Name of Member:

Member’s Signature:

Name and Title of Signatory:

The Member shall be deemed to have appointed for proxy in respect of all of the shares held under his/her/its name on the register of members. If the Member only appoints the proxy for a portion of the shares, please indicate the exact number of shares appointed for proxy here:

Date: ___________________________

If you do not plan to vote at the Meeting, please fax or email your signed proxy for receipt by June 18, 2014 for your vote to be counted. Additionally, please mail the original copy of your signed proxy form and written consent to the following address:

Attn: Rick Yan
51job, Inc.
Building 3	Tel: +86-21-6160-1888
No. 1387, Zhang Dong Road	Fax: +86-21-6879-6233
Shanghai 201203	Email: proxy@51job.com
People’s Republic of China

The completion and return of this form will not prevent you from attending the Meeting and voting in person should you so wish.